                           "Filed by Naspers Limited pursuant to Rule 425 under the Securities Act of 1933

                                                                              Subject Company: MIH Limited
                                                         Subject Company Exchange Act file number: 1-14917

                                                                                        September 26 2002"

MIH LIMITED

Proposed Group Restructure

September 2002

Important information

- This presentation contains forward-looking statements. While these forward-looking statements represent our judgements and future expectations, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, the risk that the group companies will not consummate the proposed reorganization; the costs related to the proposed reorganization; the risk that all anticipated benefits may not be obtained; and other key factors that we have indicated that could adversely affect our businesses and financial performance contained in our past and future filings and reports, including those filed with or furnished to the U.S. Securities and Exchange Commission (the "SEC"). We are not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

- Complete details of Naspers' offer to MIHL shareholders will be set forth in a registration statement and other appropriate filings to be made with the SEC. We urge investors to read the registration statement and any other relevant documents that may be filed with the SEC, because they will contain important information.

- This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

- Investors will be able to obtain any documents filed with the SEC relating to the offer by Naspers to MIHL shareholders from the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Telephone: (202) 942-8090, Fax: (202) 628-9001. E-mail: publicinfo@sec.gov. In addition, documents filed w[redacted]EC by Naspers (other than certain exhibits) will be available free of charge from The Company Secretary, Naspers Limited, 40 Heerengracht, Cape Town, 8001, South Africa, Telephone No: +27 21 406 2121

MIH LIMITED

Investor Presentation

Table of Contents

Introduction

Introduction

- Naspers is a multimedia company with subsidiaries and associates engaged in:
  - Print media, including newspapers and magazines ("Media 24"), book publishing ("Nasboek") and private education ("Educor")
  - Electronic media interests including MIH Holdings Limited ("MIHH"), M-Net/SuperSport Limited ("M-Net/SS") and M-Web Holdings Limited ("M-Web")
  - MIHH has as its sole asset a 54.4% interest in MIH Limited ("MIHL")
  - Naspers and MIHH are JSE listed
- MIHL comprises subsidiaries and associates engaged in:
  - Large subscriber platforms delivering pay-television and internet services in South and sub-Saharan Africa, Greece, Cyprus, Thailand and China
  - Software encryption solutions for pay-media operators through Irdeto Access
  - MIHL is NASDAQ listed
- Naspers, MIHH and MIHL are proposing a full scale restructuring whereby the two latter entities are rolled up into Naspers
  - Naspers obtains a secondary listing on NASDAQ

Introduction

Nasper's Current Corporate Structure(1)(2)



NASPERS
Media24
100%
NASBOEK
100%
80%
70.8%
MIH HOLDINGS
54.4%
3.5%
MIH LIMITED
100%
MULTICHOICE
85.5%(2)
NETMED
30.6%
U3C
100%
irdeto access
59%
M-WEB
41%
30.1%
10.4%(3)
SuperSport

Listed entity

M-Web Holdings (South Africa)

Source: Naspers/MIH Legal Structure as of 29 April 2002

Note: Ownership percentages are calculated on a fully diluted number of shares outstanding treating the shares owned by the share trusts as treasury shares

(1) Only main holdings of Naspers, MIHH and MIHL listed in diagram. Other assets held in the group includes QQ, M-Web Thailand/Indonesia/China among others

(2) The ownership stake in NetMed will be 81.5% after completion of the Alpha transaction

(3) Assuming full conversion under the Phuthuma Futi Scheme, ownership pre-conversion is 22.5%

MIH LIMITED

Introduction

Transaction Rationale

Issues

- Current structure is complex and has multiple entry points and as a consequence value is locked-up
- Insufficient liquidity in both MIHH and MIHL
- MIHH listing creates the opportunity for investors to arbitrage the MIHH and MIHL share prices
- MIHH share price fluctuates between a premium and a discount to its underlying net asset value, due to the current structure
- MIHL share price trades at a discount to its underlying net asset value due to the current structure
- Market perceptions and recommendations have been urging efforts at unlocking value through a Naspers group restructuring
- Current structure creates funding inflexibility as cash is locked-up in specific pools

Objectives

- Simplify Naspers group structure
- One entry point into Naspers group
- Greater liquidity
- Elimination of holding company discounts
- Unlock cash flows

Naspers

MIH LIMITED

Naspers

The End Game

Multinational Multimedia Play

- Geographies:
  - South Africa / Rest of Africa
  - Holland
  - Greece / Cyprus
  - Thailand
  - Indonesia
  - China
- Traditional Media:
  - Newspapers
  - Magazines
  - Book Publishing
- Electronic Media:
  - PayTV
  - M-Net / Supersport
- New Media:
  - M-Web Holdings
  - M-Web Thailand
  - QQ
- Other:
  - Technology (Irdeto Access)
  - Education

Pro forma Financial Statistics(1)

	March 31, 2002
Revenues	USD 1,023m
EBITDA	USD 59m

Breakdown of Revenues



6%
5%
21%
57%
5%
6%
Pay TV
Technology
Book Publishing
Internet
Print Media
Private Education

Pro forma Market Information

- Primary listing on JSE
- Secondary listing on NASDAQ

- Current market information(2):
  - Shares o/s: 148.8m
  - Share price: R 21.60
  - Market cap.: USD 304m

- Pro forma market information(2)(3):
  - Shares o/s: 271.4m
  - Share price: R 21.60
  - Market cap.: USD 554m

(1) Based on continuing operations from March 31, 2002 financial year-end accounts, average ZAR/USD exchange rate of 9.62
(2) Market data as of 25 September, 2002, including ZAR/USD exchange rate of 10.58
(3) Based on issue of 122.6m Naspers shares, as implied by switch ratios of 3.50x and 2.25x for MIHL and MIHH, respectively, and full take-up by minority shareholders and exercise of in-the-money options

Naspers

Naspers' Non-MIH Businesses

Media24

- Media24 constitutes five business units:
  - Media24 Nasnews
  - Media24 Magazines
  - e-Media24 (internet)
  - NND24
  - Media24 Printers
- Media24 is the leading print media concern in South Africa and possibly all of Africa
- Media24 is the largest publisher of magazines, one of the largest publishers of newspapers and the largest printer and distributor of magazines and related products in South Africa

Nasboek

- Nasboek is a leading Afrikaans and English language publisher in South Africa
- Nasboek controls a number of different businesses including general, religious and educational publishers, digital content providers, traditional and Internet bookstores, book and music clubs, and warehousing and distribution services
- Nasboek's Kalahari.net has established itself as South Africa's top e-commerce store

Educor

- Educor is South Africa's leading provider of private education and training
- Educor offers full-time, part-time and block-release programmes, as well as e-learning and distance learning education
- Educor targets distance, secondary and higher education learners and corporates at various educational levels, including certificate, diploma, undergraduate and graduate programmes

MIH LIMITED

Proposal

Proposal

- **Background** - Market sentiment indicates that value would be unlocked in the Naspers group by simplifying the existing structure and reducing the number of entry points
- **Proposal** - The proposal is for Naspers to acquire, directly or indirectly, 100% of the minorities of MIHH and MIHL for Naspers shares
- **Switch ratios** - The proposed switch ratios are:
  - 3.50 Naspers N shares per MIHL share ("3.50x")
  - 2.25 MIHH shares per Naspers N share ("2.25x")
- **Mechanics** - The proposal involves two distinct steps which are interconditional, namely:
  - A merger plan under British Virgin Islands ("BVI") law whereby Naspers effectively acquires all the issued share capital of MIHL ("the Merger"), the consideration being the issue of new Naspers "N" ordinary shares or ADRs
  - The acquisition by Naspers of MIHH shares it does not currently hold, by way of a South African scheme of arrangement ("the Scheme") for the issue of new Naspers "N" ordinary shares
- **Foreign Listing** - Naspers will seek a secondary listing on NASDAQ

MIH LIMITED

Proposal

Proposed Corporate Structure(1)


Naspers Shareholders
MIHL Minorities
MIHH Minorities
55.2%
32.5%
12.3%
New Naspers
100%
59%
30.1%
100%
100%
80%
MIHH
M-Web(2)
MNet/ Supersport
Nasboek
Media24
Educor
41%
10.4%
100%
100%
MIH BVI
Multichoice SA
Irdeto
UBC
NetMed
100%
30.6%
85.5%(3)

Listed entities

Source: Naspers/MIH Legal Structures as of 29 April 2002

Note: Ownership percentages are calculated on a fully diluted number of shares outstanding treating the shares owned by the share trusts as treasury shares

(1) Only main holdings of Naspers listed in diagram. Other assets held in the group includes QQ, M-Web Thailand / Indonesia / China among others. Ownership in Naspers is pro forma and based on switch ratios of 3.5x and 0.444x for MIHL and MIHH respectively

(2) M-Web Holdings (South Africa)

(3) The ownership stake in NetMed will be 81.5% after completion of the Alpha transaction

MIH LIMITED

Proposal

Benefits to MIHH and MIHL Shareholder in Switching to Naspers

- Switch to a share with higher levels of liquidity
- Switch into a share which has a more diversified business risk profile as a result of its diversified range of assets
- This transaction creates a structure with fewer entry points into the Naspers group that would benefit MIHH, MIHL and Naspers shareholders
- More stable and less complicated access to internally generated cash funds
- Elimination of the current complex structure, holding company discounts and the volatile MIHH / MIHL share prices
- MIHH / MIHL shareholders will participate in the unlocking of value and the additional commercial benefits

Benefits to Naspers Shareholder

- Benefit of bulking up on core electronic media property
- Benefit from unlocked cash flows
- Simplification of group structure should unlock value
- Enhanced market capitalisation and free float of shares
- Secondary listing on NASDAQ will give Naspers access to the international capital markets and new investors

The transaction aims to simplify the corporate structure and to enhance liquidity of shares

Mechanics

Mechanics

Implementation Steps

Before



Naspers
71%
MIH Holding
100%
MIH BVI
54%
MIH Limited

- Naspers listed on JSE
- MIHH listed on JSE
- MIHL listed on NASDAQ

BVI Merger



Naspers
71%
MIH Holding
100%
MIH BVI

- Merger of MIH BVI and MIH Limited
- MIHL delisted from NASDAQ
- Naspers settles MIH BVI obligation by delivering 3.5 Naspers shares per MIHL A share

Scheme of Arrangement



Naspers
100%
MIH Holding
100%
MIH BVI

- South African scheme of arrangement between MIHH and Naspers
- MIHH minorities exchange their MIHH shares for 0.444 Naspers shares
- MIHH delisted
- Concurrently to the restructuring, Naspers will list on NASDAQ

Note: Ownership percentages are calculated on a fully diluted number of shares outstanding treating the shares owned by the share trusts as treasury shares

MIH LIMITED

Mechanics

The implementation of the proposal is conditional upon the fulfillment of the following conditions precedent:

- The approval of the respective boards of Naspers, MIHH and MIHL;
- The approval of a majority representing 66 2/3% of the votes of all the MIHL shareholders, voting together as a single class at the merger meeting to approve the Merger;
- At Naspers discretion Naspers will not be required to approve the merger if the extent of the cash alternative exceeds USD 25 million;
- The passing of the ordinary resolutions by Naspers shareholders in general meeting to approve and implement both the Merger and the Scheme;
- The approval of a majority representing three-fourths of the votes exercisable by MIHH minorities present and voting either in person or by proxy at the Scheme meeting;
- The High Court of South Africa sanctioning the Scheme; and
- The South African Registrar of Companies registering the Order of Court sanctioning the Scheme.

Switch Ratios

Switch Ratios

Summary of Offer Value

	MIH Limited	MIH Holding
Naspers Closing Share Price(1)	Rand 21.60	Rand 21.60
Switch Ratio	3.5x(2)	2.25x(3)
Implied Value per Share	US$ 7.14	Rand 9.60
Target Closing Share Price(1)	US$ 3.75	Rand 8.20
Premium to share price		
Latest	90%	17%
One month Average	115%	25%
3 months Average	110%	25%
6 months Average	81%	26%
12 months Average	61%	19%

Source: Datastream
(1) As of 25 September, 2002
(2) Naspers shares per MIHL share
(3) MIHH shares per Naspers share

Switch Ratios

Naspers / MIH Limited



6.00x
5.00x
4.00x
3.00x
2.00x
1.00x
0.00x
High (5.09x)
Weighted average (2.53x)
Low (1.59x)
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02

Data Summary

	Weighted Average
12 months	2.53x
6 months	2.15x
3 months	1.95x
1 month	1.91x

MIH Holding / Naspers



3.50x
3.00x
2.50x
2.00x
1.50x
1.00x
0.50x
0.00x
High (3.15x)
Weighted average (2.30x)
Low (1.70x)
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02

Data Summary

	Weighted Average
12 months	2.30x
6 months	2.52x
3 months	2.37x
1 month	2.40x

(1) *Source: Datastream as at 25 September, 2002*